UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-192040

UNISYS TECHNICAL SERVICES SAVINGS PLAN
(Exact name of registrant as specified in its charter)

801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania 19422
(215) 986-4011
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Unisys Technical Services Savings Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None
Explanatory Note:
Effective December 30, 2016, the Unisys Technical Services Savings Plan (the ‘‘Technical Services Plan’’) merged with and into the Unisys Corporation Savings Plan (the ‘‘Savings Plan’’). As a result, the Technical Services Plan ceased to exist as a separate legal entity, and participants in the Technical Services Plan became participants in the Savings Plan.
The file number listed above relates to a registration statement that also registered securities issuable under the Savings Plan. As noted above, the Savings Plan continues to be in effect.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Unisys Corporation Savings Plan, as successor to the Unisys Technical Services Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNISYS CORPORATION SAVINGS PLAN

Date: July 10, 2017	By:	/s/ Donna Brown
	Name:	Donna Brown
	Title:	Plan Administrator